Altair Nanotechnologies Inc.
204 Edison Way
Reno, Nevada  89502
 (775) 858-3750

October 22, 2009

VIA EDGAR CORRESPONDENCE

Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

Attn:	Dorine H. Miller Financial Analyst

	Re:	Altair Nanotechnologies Inc. Registration Statement on Form S-3 Registration No. 333-162009

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Altair Nanotechnologies Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 4:00 P.M., Eastern Time, on Monday, October 26, 2009, or as soon thereafter as practicable.

The Company acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALTAIR NANOTECHNOLOGIES INC.

By:	/s/ John Fallini John Fallini, Chief Financial Officer